January 5, 2005

Mail Stop 0408

By U.S. Mail and facsimile to 1 (607) 925-9613

Mr. Brian C. Doutaz
President and Chief Executive Officer
Alton Ventures, Inc.
12880 Railway Avenue - Unit 35
Richmond, British Columbia V7E 6G4
CANADA

Re:	Alton Ventures, Inc.
	Amendment Number Three to Form SB-2 filed December 20, 2004
	File No. 333-118077

Dear Mr. Burnett:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus - page 6

1. Your statement that, "The following financial information summarizes the more complete historical financial information as indicated on the audited financial statements..." implies that the information presented at or for the periods ended September 30, 2004
is audited.   Please revise your discussion to clarify that this
information is derived from the unaudited financial statements.


Named Experts and Counsel - page 28

2. The report of independent auditors states they have audited the financial statements for the period from inception to June 30, 2004.
Please revise your discussion here and on page 48 to state the appropriate period for which audited financial statements are presented.

Financial Statements

Statements of Cash Flows - page F-6

3. Please revise your column headings to correctly reflect the 3 months ended September 30, 2004 and 2003.

Summary of Significant Accounting Policies

4. Please revise to include an affirmative statement that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to item 310(b) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heidi Smetzer at (202) 824-5463 or Donald A. Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 824-5301 or me at (202) 942-1760 with any other
questions.

						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia V7W 1T1
	CANADA


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Mr. Brian C. Doutaz
Alton Ventures, Inc.
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